SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Mediation and Conciliation Chamber of the Federal Public Administration

Rio de Janeiro, December 05, 2024, Centrais Elétricas Brasileiras S.A. – Eletrobras, in continuation of the relevant facts disclosed by the Company on January 8, April 3 and July 31, 2024 and the market announcements disclosed on December 20, 2023, March 15, April 4, April 19, July 29, September 11 and September 18, 2024, informs that, yesterday, a meeting was held between representatives of the Company and representatives of the Attorney General's Office, the Civil House of the Presidency of the Republic and the Ministry of Mines and Energy, within the scope of the Mediation and Conciliation Chamber of the Federal Public Administration (CCAF) constituted “in an attempt at conciliation and consensual and amicable solution between the parties”, according to the decision handed down by Minister Nunes Marques, rapporteur of Direct Action of Unconstitutionality (ADI) 7,385, in proceedings before the Supreme Federal Court.

The ongoing negotiations currently address the following points:

• Full preservation of the provisions contained in art. 3, III, items “a” and “b”, of Law No. 14,182, of July 12, 2021, and in articles 6, 7 and 8 of the Company's Bylaws.

• Participation of the Federal Government in the Company's Board of Directors and Fiscal Council.

• Coordination of a possible divestment process by Eletrobras of its shareholding in Eletronuclear S.A. by seeking a new shareholder.

• Definition of terms that may allow for the revision of the Investment Agreement entered into between the Company and Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. – ENBPar, related to the Angra 3 Nuclear Power Plant project, considering the Company's interest in being released from the Agreement.

• Maintenance of guarantees provided for financing contracted in favor of Eletronuclear S.A. prior to the privatization of the Company.

The advance payment of funds due to the Energy Development Account is no longer being discussed within the scope of the ongoing negotiations.

If negotiations on these points are concluded, the Company and the Federal Government will make their best efforts to prepare a draft of the Settlement Agreement, which, if formalized between the parties, will be subject to (i) approval of the terms and conditions of the Settlement Agreement and of the amendments to the Company's bylaws regarding its governance rules by the Company's shareholders, gathered at an extraordinary general meeting to be called in due course, at which the Federal Government and its related shareholders must abstain from voting; and (ii) approval of the Settlement Agreement by the Federal Supreme Court.

The Company will keep the market informed on the matter.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.